NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-19

November 2, 2006

Cumberland Arranges Cdn$87 Million Equity Financing

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) (“Cumberland”) has today entered into an agreement for a bought deal financing with a syndicate of Canadian underwriters.  Cumberland will issue 16,100,000 Common Shares at a price of Cdn$5.40 per Common Share for gross proceeds of Cdn$86,940,000.  The Underwriters have been granted an over-allotment option, exercisable up to 30 days following closing, to purchase an additional 2,415,000 Common Shares.

Cumberland will file a short-form prospectus in Canada to qualify the Common Shares.  Closing is expected on or about November 24, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds of the offering will be used for development of the Meadowbank gold project in Nunavut and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO, Mike Carroll, Senior VP and CFO, or Joyce Musial, Manager, Investor Relations

Forward Looking Statements and Risks - This news release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, permitting, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 40-F filed with the United States Securities and Exchange Commission (the “SEC”).